SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071 (213) 891-8770	Donald J. Campbell Campbell & Williams 700 South 7th Street Las Vegas, NV 89101 (702) 382-5222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 17 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

Registration Rights Agreement

On March 20, 2018, WFLP and Wynn Resorts, Limited (the “Company”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) as provided for in the Separation Agreement dated as of February 15, 2018 by and between Mr. Wynn and the Company. Pursuant to the Registration Rights Agreement, the Company has provided demand registration rights, short-form registration rights and piggyback registration rights to the Reporting Persons. Subject to the terms and limitations set forth in the Registration Rights Agreement, the Reporting Persons have agreed to reimburse the Company for the reasonable expenses it incurs directly in connection with any shelf registration statement, demand registration statement, shelf offering or demand offering.

Restrictions on Sales

Pursuant to the Registration Rights Agreement, without the Company’s prior written consent (which it could provide at any time in its sole discretion), the Reporting Persons may not sell pursuant to any registration statement during any quarter after the date of such agreement more than 4,043,903 shares of Common Stock. This limitation does not apply to any sales of Common Stock other than those made pursuant to such a registration statement (e.g., private sales of shares of Common Stock).

General

Mr. Wynn intends to sell all or a portion of the Common Stock controlled by him pursuant to one or more registered public offerings, in the open market in transactions pursuant to Rule 144 under the Securities Act of 1933 or in privately negotiated transactions. If he elects to sell any such Common Stock, he will seek to conduct such sales in an orderly fashion and in cooperation with the Company. No assurance can be provided that Mr. Wynn will elect to sell Common Stock, or the timing or terms of any such sale.

Any actions Mr. Wynn or the other Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mr. Wynn’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Common Stock; general market, industry and economic conditions; regulatory considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following information:

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of the Registration Rights Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth in this Item 6, as amended and supplemented, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

16	Registration Rights Agreement, dated March 20, 2018, between Wynn Resorts, Limited and Wynn Family Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018	STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

WYNN FAMILY LIMITED PARTNERSHIP

By:	Wynn GP, LLC, its general partner

By:	Stephen A. Wynn Revocable Trust
U/D/T/ Dated June 24, 2010, its manager
/s/ Stephen A. Wynn
By: Stephen A. Wynn
Title: Trustee

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